UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                     333-134238
                                     333-134238-02
                                                                                   Commission File Number   333-134238-03

NISSAN AUTO LEASING LLC II,
NISSAN AUTO LEASE TRUST 2007-A AND NISSAN-INFINITI LT
(Exact name of registrant as specified in its charter)

333 Commerce Street, Nashville, Tennessee  37201, (615) 725-1127
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.33038% Asset Backed Notes, Class A-1; 5.20% Asset Backed Notes, Class A-2;
5.20% Asset Backed Notes, Class A-3; LIBOR+0.07% Asset Backed Notes, Class A-4
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date:33*

Pursuant to the requirements of the Securities Exchange Act of 1934 Nissan Auto Leasing LLC II, Nissan Auto Lease Trust 2007-A and Nissan-Infiniti LT has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                            NISSAN AUTO LEASING LLC II

Dated:  April 30, 2008
                            By:    /s/ Sean D. Caley
                           Name:   Sean D. Caley
                          Title:     Assistant Secretary

                            NISSAN AUTO LEASE TRUST 2007-A

                            By:    Nissan Auto Leasing LLC II, solely as
                                                                  originator of Nissan Auto Lease Trust 2007-A

                            By:    /s/ Sean D. Caley
                           Name:   Sean D. Caley
                          Title:     Assistant Secretary

                            NISSAN-INFINITI LT

                            By:    Nissan Motor Acceptance Corporation,
                                                                  solely as originator of Nissan-Infiniti LT

                           By:   /s/ Sean D. Caley
                          Name:   Sean D. Caley
                          Title:    Assistant Secretary

___________________________________
*	Includes each participant in The Depository Trust Company (“DTC”) holding an indirect interest in the securities held of record as of such date by Cede & Co. as nominee for DTC.